

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2017

Mail Stop 4631

<u>Via Email</u>
Mr. Richard Dierker
Executive Vice President and Chief Financial Officer
Church & Dwight CO., Inc.
500 Charles Ewing Boulevard
Ewing, NJ. 08628

   Re: Church & Dwight CO, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2016
     Filed February 24, 2017
     Form 8-K filed on February 7, 2017
     File No. 1-10585

Dear Mr. Dierker:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Terence O'Brien

         Terence O' Brien
         Accounting Branch Chief
         Office of Manufacturing and
         Construction